Exhibit 99.1

DISCUVA LIMITED

Report of Independent Auditors

To the Director of Discuva Limited

We have audited the accompanying financial statements of Discuva Limited, which comprise the statement of financial position as of December 23, 2017, and the related statements of comprehensive income, of cash flows and of changes in equity for the period then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, except for the exclusion of comparative information as discussed in Note 1, the financial statements referred to above present fairly, in all material respects, the financial position of Discuva Limited as of December 23, 2017, and the results of its operations and its cash flows for the period then ended in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

As discussed in Note 1, the accompanying financial statements do not include comparative figures for the prior year as required by IAS 1 “Presentation of Financial Statements”. In our opinion, inclusion of comparative figures is necessary to obtain a proper understanding of the current period’s financial statements. The purpose of these financial statements is to meet the reporting requirements of Rule 3-05 of Regulation S-X of Securities and Exchange Commission (SEC).

/s/ PricewaterhouseCoopers LLP

Reading, United Kingdom

May 15, 2018

Statement of Financial Position

At December 23, 2017

	Note	At December 23, 2017 £000
ASSETS
Non-current assets
Intangible assets	10	668
Property, plant and equipment	11	329

		997
Current assets
Trade and other receivables	12	1,129
Cash and cash equivalents		1,316

		2,445

Total assets		3,442

LIABILITIES
Non-current liabilities
3.5% preference shares	15	3,288
Accrued interest on preference shares	15	649

		3,937
Current liabilities
Trade and other creditors	13	998
Deferred revenue	14	557

		1,555

Total liabilities		5,492

Net liabilities		(2,050)

EQUITY
Ordinary shares	18	23
Share premium account		15
Other reserves		(3,255)
Retained earnings		1,167

Total deficit		(2,050)

The accompanying notes form an integral part of these Financial Statements.

Statement of Comprehensive Income

For the period from April 1, 2017 to December 23, 2017

	Note	Period ended December 23, 2017 £000
Revenue	5	2,116
Other operating income	6	425
Operating expenses
Research and development		(1,650)
General and administration		(570)

Total operating expenses		(2,220)

Operating profit	7	321
Finance income		8
Finance cost	15	(84)

Profit before income tax		245
Income tax	9	(29)

Profit for the period		216
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Revaluation	11	335

Total comprehensive income for the period		551

The accompanying notes form an integral part of these Financial Statements.

Statement of Cash Flows

For the period from April 1, 2017 to December 23, 2017

	Note	Period ended December 23, 2017 £000s
Cash flows from operating activities
Profit before income tax		245

		245
Adjusted for:
Finance income		(8)
Finance cost		84
Depreciation	11	222
Amortization of intangible fixed assets	10	7
Impairment	11	15
Loss on disposal of assets	11	14
Share-based payment	8	109

Adjusted profit from operations before changes in working capital		688
Increase in trade and other receivables		(159)
Decrease in deferred revenue		(1,616)
Increase in trade and other creditors		529

Cash used by operations		(558)
Taxation paid		—

Net cash used by operating activities		(558)

Investing activities
Purchase of property, plant and equipment		(2)
Proceeds from sale of property, plant and equipment		—
Purchase of intangible assets		(675)
Interest received		8

Net cash used in investing activities		(669)

Financing activities
Proceeds from exercise of share options		16

Net cash generated from financing activities		16

Decrease in cash and cash equivalents		(1,211)
Cash and cash equivalents at beginning of the period		2,527

Cash and cash equivalents at end of the period		1,316

The accompanying notes form an integral part of these Financial Statements.

Statement of Changes in Equity

Period ended December 23, 2017

	Ordinary shares £000s	Share premium account £000s	Share- based payment reserve £000s	Revaluation reserve £000s	Other reserve £000s	Retained earnings £000s	Total Equity £000s
At April 1, 2017	22	—	—	—	—	37	59
Profit for the period	—	—	—	—	—	216	216
Revaluation	—	—	—	335	—	—	335

Total comprehensive income for the period	—	—	—	335	—	216	551
Share options exercised	1	15	—	—	—	—	16
Tax relief on share options exercised	—	—	29	—	—	—	29
Capital reduction	—	—	—	—	(3,255)	3,255	—
Distribution in specie	—	—	—	—	—	(2,813)	(2,813)
Share-based payment	—	—	108	—	—	—	108
Transfer	—	—	(137)	(335)	—	472	—

At December 23, 2017	23	15	—	—	(3,255)	1,167	(2,050)

The accompanying notes form an integral part of these Financial Statements.

Ordinary shares and share premium

When ordinary shares are issued, the nominal value of the shares is credited to ordinary shares. Any premium paid above the nominal value is credited to the share premium reserve.

Share-based payment reserve

The share-based payment reserve arises as the expense of issuing new potentially dilutive share options is recognized over time (share option grants). The reserve reduces as share options vest and are exercised.

Revaluation reserve

The revaluation reserve arises when an asset’s carrying amount is increased as a result of a revaluation. The revaluation reserve is transferred directly to retained earnings when the asset is derecognized.

Other reserve

On December 22, 2017, the Directors passed a special resolution to cancel the paid up capital to the extent of £0.99 of each of the preferred shares of £1.00 nominal value in the capital of the Company. As a consequence, £3,255,000 was transferred to the Company’s retained earnings, increasing the Company’s distributable reserves. A corresponding amount has been debited to other reserves as the underlying fair value of the debt associated with the preference shares was not reduced by the capital reduction.

Retained earnings

Retained earnings records the accumulated profits and losses, as well as any transfers from other reserves, of the Company since inception of the business.

Notes to the Financial Statements

1. Basis of accounting

The principal accounting policies adopted by Discuva Limited (the ‘Company’) in the preparation of these financial statements are set out below.

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards and IFRS Interpretations Committee interpretations (‘IFRS’) as issued by the IASB. The Financial Statements have been prepared on a going concern basis and under the historical cost convention. These financial statements were authorized by the Director of Discuva Limited on May 15, 2018.

The consolidated financial statements of Discuva Limited as of and for the period ended December 23, 2017 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) except that the consolidated financial information do not include comparative figures for the prior period as required by IAS 1 “Presentation of Financial Statements”. The purpose of these financial statements is to meet the reporting requirements of Rule 3-05 of Regulation S-X of Securities and Exchange Commission (SEC).

Going concern

The financial information in these financial statements has been prepared on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future.

On December 23, 2017, Summit Therapeutics plc (‘Summit’) completed a transaction to acquire the Company. The Director believes that preparing the financial statements on the going concern basis is appropriate due to the financial support of the new ultimate parent company. The Director has received confirmation that Summit intends to support the Company for at least one year after these financial statements are signed.

Use of estimates

The preparation of the financial statements, in conformity with IFRS, requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2 ‘Critical accounting judgements and key sources of estimation uncertainty’.

Revenue

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Company recognizes revenue when (i) the amount can be reliably measured; (ii) when it is probable that future economic benefits will flow to the Company; and (iii) when specific criteria have been met for each of the Company’s activities.

Revenues from non-refundable, upfront payments are assessed as to whether they relate to the provision of a license or development service. Upfront payments classified as the provision of a license are recognized in full immediately while revenue related to further research and development services are initially reported as deferred revenue on the Statement of Financial Position and are recognized as revenue over the research term or development period.

Intangible assets

Intangible fixed assets are stated at historic cost less amortization. Amortization is calculated to write off the cost of intangible fixed assets in equal instalments over their estimated useful lives as follows:

Option over non-financial assets	Over the period of the relevant agreement

1. Basis of accounting (continued)

Impairment of assets

At each period end date the Company reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions, less costs to sell, and the value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units is charged pro rata to the other assets in the cash generating unit. All assets are subsequently reassessed for indications as to whether an impairment loss previously recognized may no longer exist.

Property, plant and equipment

Property, plant and equipment are stated at historic cost less depreciation except for buildings. Historic cost comprises the purchase price plus any incidental costs of acquisition and commissioning. Buildings are accounted for under the revaluation model and are depreciated over their estimated useful lives. Buildings are revalued with sufficient regularity to ensure that the carrying amount does not differ materially from the fair value at the end of the reporting period. Increases in the carrying amount arising on revaluation of buildings are credited to other comprehensive income and shown as a revaluation reserve in equity.

Depreciation is calculated to write off the cost, less residual value, of property, plant and equipment in equal annual installments over their estimated useful lives as follows:

Buildings	30 years
Laboratory equipment	3-10 years
Office and IT equipment	3-5 years

Operating leases

Costs in respect of operating leases are charged to the Statement of Comprehensive Income on a straight-line basis over the terms of the leases.

Other operating income

Other operating income includes income received and recognized from government agencies, non-government and not for profit organizations and which are accounted for in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance’.

Also included in other operating income are service recharges. Service recharges are due from related parties and are calculated at arm’s length and recognized in the period the expenditure is incurred.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the period end date. All differences are recognized in the Statement of Comprehensive Income.

Employee benefits

All employee benefit costs, notably holiday pay, bonuses and contributions to Company or personal defined contribution pension schemes are charged to the Statement of Comprehensive Income on an accruals basis.

1. Basis of accounting (continued)

Research and development

All ongoing research expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Company’s products, the criteria for development costs to be recognized as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has received regulatory approval and it is probable that future economic benefit will flow to the Company. The Company currently has no such qualifying expenditure.

Trade receivables

Trade receivables are amounts due from customers for services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets, and if not they are presented as non-current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and deposits held on call with the bank.

Trade creditors

Trade creditors are obligations to pay for goods or services that have been procured in the ordinary course of business from suppliers. Creditors are classified as current liabilities if payment is due within one year or less, and if not they are presented as non-current liabilities. Trade creditors are recognized initially at fair value and subsequently measured at amortized cost.

Share-based payments

In accordance with IFRS 2 ‘Share-based payment’, share options are measured at fair value as at the grant date. The fair value of the options is calculated using the Black-Scholes formula and charged to the profit and loss over the expected vesting period. The expense is recognized when it is probable that the share options will vest and become capable of exercise. The fair value of share options is based upon a number of assumptions as disclosed in Note 19 ‘Share based payment’. At each period end date, the Company revises its estimate of the number of options that are expected to become exercisable.

Preference shares

Preference shares are redeemable and are payable on election of the Company or upon sale of the Company. Preference shares and associated accrued interest are classified as liabilities. The interest payable on these preference shares is recognized in the Statement of Comprehensive Income as an interest expense.

Current taxation

Income tax is recognized or provided at amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at the period end date.

Research and development tax credits not received at the period end date are included as current assets within the Statement of Financial Position when the success of such a claim is deemed probable and can be reliably estimated.

Deferred taxation

Deferred taxation is recognized in respect of all temporary differences that have originated but not reversed at the period end date where transactions or events have occurred at that date that will result in an obligation to pay more, or the right to pay less or to receive more tax, with the exception that deferred tax assets are recognized only to the extent that the Director considers that it is more likely than not that there will be suitable taxable profits from which the underlying temporary differences can be deducted. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which temporary differences reverse, based on tax rates and laws enacted or substantively enacted at the period end date.

1. Basis of accounting (continued)

Financial instruments

The Company holds financial assets and liabilities in the respective categories ‘Loans and receivables’ and ‘Financial liabilities measured at amortized cost’. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to the debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than twelve months after the period end date, which are classified as non-current assets. Financial liabilities measured at amortized cost include issued redeemable preference shares and the associated interest accrued at 3.5% annually. Other liabilities consist of trade and other creditors, being balances arising in the course of normal business with suppliers, contractors and other service providers. Trade and other receivables, and other liabilities are initially recorded at fair value, and thereafter at amortized cost, if the timing difference is deemed to impact the fair value of the asset or liability.

The Company assesses at each period end date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

The Company does not hold or trade in derivative financial instruments.

2. Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Financial Statements requires the Company to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

Critical judgements in applying the company’s accounting policies

The following are the critical judgements, apart from those involving estimations, that the Director has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements.

Revenue recognition

The Company recognizes revenue from a research collaboration agreement with F. Hoffman-La Roche Ltd, or ‘Roche’. The agreement includes a non-refundable up-front fee and income receivable for funded research activities. For this agreement, the Company is required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The Company is required to make a judgement on those components which can be recognized immediately and those to which it applies the percentage of completion revenue recognition method. In relation to the up-front fee, management have assessed that the services are provided over time and as a result the payment has been initially reported as deferred revenue on the Statement of Financial Position and is being recognized as revenue over the research term.

Share-based payment

The Company historically granted share options to employees over its ordinary shares. The share options would vest and become capable of exercise either on a sale of the Company, the winding up of the Company or on the public listing of the Company, whichever is sooner. The Company is required to exercise judgement in determining when it is probable that such an event will occur and a share-based payment is charged to the Statement of Comprehensive Income over the expected vesting period. See Note 19 ‘Share based payment’.

Key sources of estimation uncertainty

The following are key assumptions concerning the future, and other key sources of estimation uncertainty at the period end date that may have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

Recognition of research expenditure

The Company recognizes expenditure incurred in carrying out its research and development activities in line with management’s best estimation of the stage of completion of each purchase order or activity. This includes the calculation of research and development accruals at each period end to account for expenditure that has been incurred. This requires estimations of the costs to complete each activity and also estimation of the current stage of completion. In all cases, the cost of each activity is expensed by the time the final report or where applicable, product, has been received.

Share-based payment

The Company measures share options at fair value as at the date of grant in accordance with IFRS 2, ‘Share-based Payment’. The Company records a share-based payment expense based on the fair value of the awards in the Statement of Comprehensive Income over the expected vesting period, when it becomes probable that the awards will vest and become exercisable. The Company calculates the fair value of the share options as at the date of grant using the Black-Scholes model. See Note 19 ‘Share based payment’ for further details.

Revaluation of property, plant and equipment

The Company revalues buildings at estimated fair value with sufficient regularity to ensure that the carrying amount does not differ materially from the fair value at the end of the reporting period. This requires an estimation based on observable market data and comparable commercial building valuations. See Note 11 ‘Property, plant and equipment’ for further details.

3. Changes to accounting policies

During the period ended December 23, 2017 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Company or have not led to any significant impact on the Company’s Financial Statements.

International Accounting Standards (IAS/IFRS)	Effective Date
Amendments resulting from Annual Improvements 2014–2016 Cycle (clarifying scope)	January 1, 2017
Amendment to IAS 7, Disclosure Initiative	January 1, 2017
Amendment to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017

At the date of signing these Financial Statements, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

International Accounting Standards (IAS/IFRS)	Effective Date
IFRS 9, Financial Instruments (as revised in 2014)	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
Amendment to IFRS 2 Share Based Payments, Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments resulting from Annual Improvements 2014–2016 Cycle	January 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IAS 12 Income Taxes, Income tax consequences of dividends	January 1, 2019
Amendments to IAS 19 Employee Benefits, Plan amendments, curtailments or settlements	January 1, 2019
Amendments resulting from Annual Improvements 2015–2017 Cycle	January 1, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019

3. Changes to accounting policies (continued)

IFRS 15 establishes comprehensive guidelines for determining when to recognize revenue and how much revenue to recognize. The standard is effective for reporting periods beginning on or after January 1, 2018 and replaces the accounting standard IAS 18 Revenue. Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The core principle in that framework is that a company should recognize revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the company satisfies a performance obligation. The standard also requires disclosure of qualitative and quantitative information about its contracts with customers, the significant judgements made in applying the standard and any assets recognized from the costs to obtain or fulfill a contract.

The Company has elected to adopt this new standard effective February 1, 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Under this method the Company has considered the impact on its results as if IFRS 15 had been effective in the prior accounting period and the period ended December 23, 2017. The Company has assessed the effect of adoption of this standard as it relates to the research collaboration agreement with Roche and there are no adjustments required upon adoption of IFRS 15. The Company will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15, and will adopt these from the effective dates as appropriate.

IFRS 15 requires more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, the judgments made in revenue recognition determinations, adjustments to revenue which relate to activities from previous quarters or years, any significant reversals of revenue, and costs to obtain or fulfill contracts.

IFRS 9 ‘Financial Instruments’ will replace IAS 39 for accounting periods beginning on or after January 1, 2018. The key changes are the classification and measurement of financial assets and financial liabilities after initial recognition, impairment of financial assets and a new criteria for reclassification. The Company has elected to adopt this new standard effective February 1, 2018 as required. The Company has performed an evaluation of the expected effect of adoption of IFRS 9 for all financial instruments within the scope of the standard and there will be no impact on the Company’s net results or net assets. The effects of the Company’s adoption of IFRS 9 is based on management’s assessment at the time of the preparation of these financial statements.

IFRS 16 ‘Leases’ will replace IAS 17 for accounting periods beginning on or after January 1, 2019. In so doing, it will eliminate the distinction between classification of leases as finance or operating leases for lessees. The adoption of IFRS 16 is not expected to have a significant impact on the Company’s net results or net assets, although the full impact will be subject to further assessment following the conclusion of the ongoing consultations.

The Director does not expect that the adoption of the remaining standards and interpretations in future periods will have a material impact on the financial statements of the Company.

4. Segmental reporting

The Company operates in one reportable segment: Drug Development. The chief operating decision-maker has been identified as the Board of Directors. The operating results are reviewed regularly to make decisions about the financial and operational resources and to assess overall performance.

The Drug Development segment covers the research and development activities carried out by the Company, primarily comprising research and development activities using a bacterial genetics-based platform to facilitate the discovery and development of new mechanism antibiotics.

The administrative and other activities of the Company comprise the costs incurred in providing the facilities, finance, human resource and information technology services, and are incurred by the main segment of the Company.

All of the Company’s assets are held in the United Kingdom.

5. Revenue

Period ended December 23, 2017 £000
Analysis of revenue by category:
Research collaboration agreement	2,116

Revenue recognized in the period consists of amounts received from a research collaboration agreement with Roche.

Period ended December 23, 2017 £000
Analysis of revenue by geography:
Europe	2,116

The revenue above by geography has been determined on the basis of the customer’s geographical location.

In February 2016, the Company entered into a research and collaboration agreement with Roche, pursuant to which the Company provides research services to Roche using the Company’s bacterial genetics-based platform.

Under the research and collaboration agreement with Roche, the Company received a non-refundable up-front fee of £9.0 million from Roche in February 2014. Management have assessed the terms of the contract and determined that the related development services are provided over time and as a result the payment has been initially reported as deferred revenue on the Statement of Financial Position and is being recognized as revenue over the research term. As part of the agreement the Company also receives income for funded research activities on a full-time equivalent rate basis during the research term.

In addition, the Company is eligible to receive specified development, regulatory and sales milestone payments related to any compound developed under the platform that is or has been optioned by Roche, as well as tiered, escalating royalties ranging from a low single-digit to low double-digit percentage of net sales on compounds developed under the platform in the specified territory.

6. Other operating income

Period ended December 23, 2017 £000
Other operating income
Grant income	389
Service recharges	36

425

In January 2017 the Company was awarded a grant by Innovate UK worth up to £1,050,000. The grant awarded is to fund a specified portion of eligible costs incurred between January 2017 and December 2018 for activities related to the exploitation of transporters to develop novel antimicrobials against Gram-negative bacteria. Income is recognized in respect of the grant as the underlying research and development expenditure is incurred in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance’.

7. Operating profit

The operating profit is stated after charging:

	Notes	Period ended December 23, 2017
		£000
Depreciation of property, plant and equipment	11	222
Amortization of intangible assets	10	7
Loss on disposal of property, plant and equipment	11	14
Impairment of assets	11	15

8. Directors and employees

The average monthly number of employees of the Company, including Directors, during the period was:

Period ended December 23, 2017
Technical, research and development	15
Corporate and administration	5

20

Their aggregate remuneration comprised:

Period ended December 23, 2017 £000
Wages and salaries	650
Social security costs	69
Other pension costs	66
Share-based payment	109

894

The aggregate emoluments of the Directors of the Company are shown below. The highest paid Director had aggregate emoluments of £137,000. The Company paid pension contributions totaling £5,000 in respect of the highest paid Director.

Period ended December 23, 2017 £000
Wages and salaries	230
Taxable benefits	1
Pension contributions	18
Share-based payment	108

Total remuneration	357

During the period ended December 23, 2017, 60,000 share options were issued to Directors with an exercise price of £0.04. The aggregate gains made by the Directors on the exercise of 256,077 share options during the period ended December 23, 2017 were £80,000.

During the period ended December 23, 2017, payments for loss of office were made to Directors of £43,000.

9. Income tax

Period ended December 23, 2017 £000
Analysis of credit in the period
Total current tax	29

Total deferred tax	—

Total tax	29

The difference between the total tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

Period ended December 23, 2017 £000
Profit before tax	245

Profit multiplied by the standard rate of corporation tax in the United Kingdom (Current tax) 19%	47
Utilization of unrecognized deferred tax losses	(34)
Non-deductible expenses	16

Total tax	29

There are no current tax liabilities as at December 23, 2017.

The Company has not recorded an asset for research and development tax credits at the period end date. The Company has not historically submitted any claims research and development tax credits and any amounts receivable cannot be reasonably estimated at the date of these financials.

Unrecognized deferred tax

There is a deferred tax asset in relation to the trading losses carried forward of £774,000 and a deferred tax liability of £42,000 in respect of accelerated capital allowances.

The net unrecognized deferred tax asset of £732,000 would be recovered against future company taxable profits. In the opinion of the Director, there is insufficient evidence that the asset will be recovered, and as such the deferred tax asset has not been recognized in the financial statements.

The UK Finance (No 2) Act 2015, which provides for reductions in the main rate of corporation tax from 20% to 19% effective from April 1, 2017, and to 18% effective from April 1, 2020, was substantively enacted on October 26, 2015. Subsequently, the Finance Act 2016, which provides for a further reduction in the main rate of corporation tax to 17% effective from April 1, 2020, was substantively enacted on September 6, 2016.

10. Intangible assets

Option over non-financial assets £000s
Cost
At April 1, 2017	—
Additions	675

At December 23, 2017	675

Accumulated amortization
At April 1, 2017	—
Charge for the period	7
Disposals	—

At December 23, 2017	7

Net book amount
At April 1, 2017	—

At December 23, 2017	668

During the period ended December 23, 2017 the Company entered into an Evaluation and Option Agreement with Bactevo Limited (‘Bactevo’) (a related party during the period). Under the terms of the agreement the Company was granted the option to acquire from Bactevo the assignment of the proprietary rights for antibiotic candidates. Under the terms of the agreement, £675,000 was paid to Bactevo and the term of the agreement is for 15 years. The nature of the agreement has been assessed by the Company and it has been determined that the option meets the definition of an asset under the applicable accounting standard and as such has been capitalized as an intangible asset.

Amortization of intangible assets is included in the line ‘Research and development’ expenses shown on the face of the Statement of Comprehensive Income.

11. Property, plant and equipment

Cost	Buildings £000s	Laboratory equipment £000s	Office and IT equipment £000s	Total £000s
At April 1, 2017	2,813	1,091	151	4,055
Additions	—	1	1	2
Disposals	—	(39)	(10)	(49)
Transfers	—	(4)	4	—
Distribution in specie	(2,813)	—	—	(2,813)

At December 23, 2017	—	1,049	146	1,195

Accumulated depreciation
At April 1, 2017	267	651	81	999
Charge for the period	68	135	19	222
Disposals	—	(28)	(7)	(35)
Impairment	—	15	—	15
Transfers	—	(4)	4	—
Revaluation	(335)	—	—	(335)

At December 23, 2017	—	769	97	866

Net book value
At April 1, 2017	2,546	440	70	3,056

At December 23, 2017	—	280	49	329

11. Property, plant and equipment (continued)

During the period ended December 23, 2017, the Company undertook a fair value assessment of a building and recognized a revaluation of £335,000 based on the valuation. This increase in the carrying amount arising on revaluation of this building was credited to other comprehensive income and shown as a revaluation reserve in equity.

On December 22, 2017, the Company issued a Z ordinary share of 0.1 pence nominal value to Merrifield Centre Limited (‘Merrifield’) (a related party during the period). The Company then entered into a transaction to transfer ownership of the building to Merrifield prior to the acquisition of the Company by Summit. The transfer was made to Merrifield by declaring a special dividend in the form of a distribution in specie of the property at fair value to Z shareholders of the Company. The fair value of the property was deemed to be equal to book value after the revaluation at £2,813,000.

During the period ended December 23, 2017, the Company identified a piece of laboratory equipment for which the model had been superceded and the asset was no longer being used, therefore the remaining carrying amount of £15,000 was impaired in full and charged to research and development in the Statement of Comprehensive Income.

12. Trade and other receivables

December 23, 2017 £000
Trade receivables	170
Prepayments	234
Accrued income	92
Other receivables	633

1,129

Other receivables includes applicable sales taxes recoverable from the new property owners on the transfer of ownership of the building.

Accrued income relates to the Innovate UK grant awarded to the Company in January 2017. See Note 6 Other operating income for further details.

13. Trade and other creditors

December 23, 2017 £000
Trade creditors	247
Other taxes and social security	40
Accruals	248
Other creditors	467

998

Other creditors includes applicable sales taxes due to the authorities on the transfer of ownership of the building.

14. Deferred revenue

December 23, 2017 £000
Deferred revenue	557

557

In February 2017, an amendment was made to the Roche research collaboration agreement which extended the agreement by one year to February 2018. The Company undertook a percentage of completion assessment and deferred revenue reported at the period end reflects the amount of the upfront payment remaining to be recognized over the research term.

15. Preference shares

December 23, 2017 £000
3.5% preference shares	3,288
Accrued interest on preference shares
Accrued interest on preference shares brought forward	565
Interest charged to the Statement of Comprehensive Income	84

Total accrued interest on preference shares carried forward	649

3,937

These shares are redeemable on election of the Company and interest is accrued on the issue price of the preference shares at 3.5% annually. During the period ended December 23, 2017, the interest on preference shares was £84,000.

16. Financial instruments

		December 23, 2017
	Note	£000
Loans and receivables
Trade and other receivables (1)	12	895
Cash and cash equivalents		1,316

		2,211

Financial liabilities measured at amortized cost
Trade and other creditors	13	998
3.5% preference shares and accrued interest	15	3,937

		4,935

(1)	Prepayments have been excluded as they are not considered to be a financial instrument.

16. Financial instruments (continued)

The Company’s activities expose it to the following financial risks: interest rate risk; credit risk; and liquidity risk.

The Company’s principal financial instrument comprises cash and cash equivalents and preference shares, which are used to finance the Company’s operations. Other financial instruments include trade and other receivables and trade and other creditors that arise directly from its operations. The category of trade and other receivables all mature within one year.

The Company has compared fair value to book value for each class of financial asset and liability: no difference was identified. The Company has a policy, which has been consistently followed, of not trading in financial instruments.

Interest rate risk

One of the risks arising from the Company’s financial instruments is interest rate risk. The Company holds no derivative instruments to manage interest rate risk; instead the Company placed deposits surplus to short-term working capital requirements with reputable UK banks. There were no amounts on short term deposits at the period end.

The Company’s cash and short-term deposits were as follows:

December 23, 2017 £000
On current account	1,316

1,316

The interest rate for short-term deposits is variable dependent on the rates offered by the Company’s banks. During the period to December 23, 2017, the banking facilities returned an average rate after fees of 0.43%.

The Company’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £1,922,000 in the period:

	(1)%	Actual	1%
Interest rate	—	0.43	1.43
Interest received (£000)	—	8	27

Credit risk

The credit risk with respect to customers is limited and the Company had trade receivables of £170,000 outstanding from one customer at December 23, 2017.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable. Excess cash is invested in bank term deposits provided by a variety of financial institutions with strong credit ratings; these investments typically bore minimal credit risk in the year.

Cash balances maintained during the period have been principally held with reputable UK based banks. The Company does not believe that this constituted a major credit risk. As of December 23, 2017, the majority of cash and cash equivalents were placed with National Westminster Bank plc and Metro Bank plc.

16. Financial instruments (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities and working capital management.

The Company ordinarily finances its activities through cash generated from operating activities and borrowings. The Company anticipates that its operating cash flow together with available cash and cash equivalents and financial support from Summit will be sufficient to meet its anticipated needs. See Note 1 ‘Going concern’.

All of the financial liability categories at the period end date have maturity dates of less than twelve months from the period end date, other than in respect of the preference shares and accrued interest.

17. Contingent liabilities

The Company has certain contingent liabilities as, certain employees, former employees and former Directors of the Company are eligible for payments based on specified development and clinical milestones related to proprietary product candidates developed under the platform, and the timing of the payments is uncertain and the payments are not deemed probable.

The fair value of the contingent liability in respect of this arrangement is estimated to be £1,466,000 using the expected value of the payments and using a discounted cash flow model which calculates the risk adjusted net present values of estimated potential future cash flows of the payments.

18. Ordinary shares

December 23, 2017 £000
Allotted, called up and fully paid
22,649,006 ordinary shares of 0.1p each	23
1 Z ordinary share of 0.1p each	—

23

Changes to the number of Ordinary Shares in issue have been as follows:

	Number of Shares	Total Nominal Value £000	Total Share Premium £000	Total Consideration £000
At April 1, 2017	21,786,493	22	—	22
Share options exercised	862,513	1	15	16

At December 23, 2017	22,649,006	23	15	38

On December 22, 2017, one Z ordinary share was issued by the Company. The number of Z Ordinary Shares of 0.1p nominal value each in issue at December 23, 2017 was one (April 1, 2017: nil).

On December 23, 2017, 862,513 share options were exercised. The total net proceeds from exercised share options during the period was £16,000.

19. Share based payment

The Company historically granted share options to employees over its ordinary shares. The share options would vest and become capable of exercise either on a sale of the Company, the winding up of the Company or on the public listing of the Company, whichever is sooner. As a consequence of the Company being acquired by Summit, these share options vested and became exercisable during the period ended December 23, 2017. Management has determined that it became probable that the awards would vest and become exercisable during the period ended December 23, 2017, and as such a share based payment expense of £108,000 was recorded in full during the period based on the fair value determined as at the date of grant.

The movement in the number of share options is set out below:

	Weighted average exercise price (p)	Period ended December 23, 2017
Outstanding at April 1, 2017	2	897,513
Exercised during the period	4	(862,513)
Lapsed during the period	2	(35,000)

Number of outstanding options at December 23, 2017	—	—

As at December 23, 2017, there were no share options outstanding or capable of being exercised. The options outstanding at April 1, 2017 had a weighted average exercise price of £0.02 and the remaining contractual life was undefined.

The fair value per share option award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price (p)	Share price at grant date (p)	Fair value per option (p)	Award life (years)	Risk free rate
August 31, 2012	EMI	261,436	0.1	8.2	8.1	5.3	0.7%
August 31, 2012	Unapproved	130,718	0.1	8.2	8.1	5.3	0.7%
February 1, 2013	EMI	65,359	0.1	10.4	10.3	4.9	1.0%
September 20, 2014	EMI	60,000	3.7	5.3	2.9	3.2	1.3%
January 28, 2015	EMI	20,000	3.7	5.3	2.7	2.9	0.6%
July 31, 2015	EMI	15,000	3.7	5.3	2.6	2.4	0.8%
September 16, 2015	EMI	15,000	3.7	5.3	2.5	2.3	0.7%
November 2, 2015	EMI	15,000	3.7	5.3	2.5	2.2	0.7%
December 1, 2015	EMI	15,000	3.7	5.3	2.4	2.1	0.7%
May 15, 2017	EMI	60,000	3.7	24.3	20.5	0.6	0.6%
July 10, 2017	EMI	200,000	3.7	26.2	22.5	0.5	0.2%
July 10, 2017	Unapproved	40,000	3.7	26.2	22.5	0.5	0.2%

		897,513

The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all options.

b.	The share option awards were subject to the vesting conditions as described above.

c.	Figures in the range 52-74% have been used for the expected volatility. This has been derived from historic volatilities of comparator companies.

d.	Expected dividend yield is nil, consistent with the Director’s view that the Company’s business model is to generate value through capital growth rather than the payment of dividends.

e.	The risk free rate is equal to the prevailing zero-coupon UK Government Bonds at grant date that most closely matches the expected term of the grant.

f.	Share options are assumed to be exercised immediately on vesting.

20. Fixed assets purchase commitments

At December 23, 2017, the Company had no capital commitments.

21. Leasing and other commitments

The Company’s total commitments under non-cancelable operating leases are as follows:

December 23, 2017 £000s
Building lease which expires
Not later than one year	204
Later than one year and not later than five years	612

816

On December 22, 2017, the Company signed a four year lease for the office premises. The total commitment of the lease is £816,000.

In addition to buildings, the Company enters into contracts in the normal course of business with suppliers for supporting research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not reflected in the table above.

22. Related party transactions

The Company had the following related party transactions and balances during the period ended December 23, 2017.

The following Directors of the Company were also directors of Bactevo Limited (‘Bactevo’), a company incorporated in England and Wales: D Williams, J Wain, T Bullock, G Reggiani and I George. The Company charges amounts to, and is recharged amounts from, Bactevo for costs incurred by each business for shared resources, such as lab consumables and service recharges covered by a consultancy agreement. During the period ended December 23, 2017, £142,000 of costs incurred were charged to Bactevo and £71,000 of costs incurred were recharged from Bactevo. Of these amounts and historic related party transactions, a net balance of £nil was receivable from Bactevo at December 23, 2017.

The Company also provided Bactevo with use of shared facilities in exchange for shared knowledge services. During the period ended December 23, 2017, the estimated value of the shared facilities provided to Bactevo and shared knowledge services provided to the Company by Bactevo was £41,000. Of this amount £nil was outstanding in respect of this arrangement with Bactevo at December 23, 2017.

The Company also entered into an Evaluation and Option Agreement with Bactevo in October 2017 which was further amended in December 2017, for the option to acquire the assignment of the proprietary rights for antibiotic candidates from Bactevo. Under the terms of the agreement, £675,000 was paid to Bactevo and the duration of the agreement is for 15 years. The nature of the agreement has been assessed by the Company and it has been determined that the option meets the definition of an asset under the applicable accounting standard and it has been capitalized as an intangible asset. See Note 10 ‘Intangible assets’.

During the period ended December 23, 2017, £175,000 was paid to Doppio LLP, a company controlled by G. Reggiani (a Director of the Company), in respect of financial consulting services provided by G.Reggiani to the Company. Of this amount £nil was outstanding at December 23, 2017.

22. Related party transactions (continued)

The following Directors of the Company were also directors of New Wave Ventures LLP (‘New Wave’), a partnership incorporated in England and Wales: T Bullock and I George. New Wave was also an entity with significant control of the Company during the period. On December 22, 2017, the Directors passed a special resolution to cancel the paid up capital that New Wave had in redeemable preference shares to the extent of £0.99 of each of the preference shares of £1.00 nominal value in the capital of the Company. As a consequence, £3,255,000 was transferred to the Company’s retained earnings.

The following Directors of the Company were also directors of Merrifield Centre Limited (‘Merrifield’), a company incorporated in England and Wales: D Williams, J Wain, T Bullock, G Reggiani and I George. During the period ended December 23, 2017 the Company issued a Z ordinary share of 0.1 pence nominal value. The Company then entered into a transaction to transfer ownership of the building to Merrifield prior to the acquisition of the Company by Summit. The transfer was made to Merrifield by declaring a special dividend in the form of a distribution in specie of the property at book and fair value to Z shareholders of the Company. The book value of the property and the fair value of the distribution was £2,813,000. See Note 11 ‘Property, plant and equipment’. There were no outstanding amounts related to this transaction in the Statement of Financial Position at December 23, 2017.

During the period ended December 23, 2017, £5,000 was paid to the Journal of Infection in Developing Countries (‘JIDC UK’), a company co-founded by J. Wain (a Director of the Company), in respect of sponsorship. Of this amount £nil was outstanding at December 23, 2017.

23. Subsequent events

On December 23, 2017, post the reporting period presented, 100% of the share capital of the Company was acquired by Summit, a drug discovery and development company advancing therapies for rare diseases and infectious diseases. Under the terms of the acquisition, the consideration to the former shareholders of the Company was comprised of £6,091,000 in cash (being £5,000,000 plus the value of net cash acquired by Summit as part of the acquisition) and £5,000,000 in new ordinary shares of Summit of one penny nominal value issued to the former shareholders of the Company at a price of 170.4 pence per share.